AGREEMENT

         THIS AGREEMENT is made and effective as of the 5th day of March 1999 by and between DREAMWEAVERS N.V. having a mailing address at Inter Trust Antilles N.V. Landhuis Joonchi Kaya Richard J. Beaujon Curacao N.A. (hereinafter "DREAM"); FEDERAL AFFORDABLE HOUSING CORP., a Minnesota corporation having a mailing address at 1616 Gulf-to-Bay Blvd., Suite C, Clearwater, Florida 33765, USA (hereinafter "FEDERAL"); AAA Homes Inc., a Florida corporation having a mailing address at 1616 Gulf-to-Bay Blvd., Clearwater, Florida 33765, USA (hereinafter "AAA").

                              W I T N E S S E T H:

         WHEREAS, FEDERAL is a publicly traded company on the NASDAQ Bulletin Board trading symbol "FAHS" and is a development state company engaged in real estate in Central Florida; and FEDERAL has agreed to restructure itself into a holding company by divesting itself of all its existing assets and liabilities, and acquiring the USA rights to the "Concept" exploiting an animation of media products known as "Robin and the Dreamweavers" within the USA;

         WHEREAS, DREAM is a company incorporated in Curacao, Netherlands Antilles and has agreed to license and assign the USA rights to the "Concept" exploiting an animation of media products known as "Robin and the Dreamweavers" within the USA, in exchange for the issuance of the 16,000,000 restricted common shares of FEDERAL common stock, and DREAM hereby grants to FEDERAL the USA rights to the "Concept" Robin and the Dreamweavers on terms and conditions as contained in "The Heads of the License and Royalty Agreement" attached hereto as Exhibit "A"; and

         WHEREAS, AAA has agreed to acquire all of the assets currently owned by FEDERAL and to assume all of the liabilities of FEDERAL as of December 31, 1998.

         NOW, THEREFORE IN CONSIDERATION OF THE MUTUAL UNDERTAKINGS OF THE PARTIES AND OTHER GOOD AND VALUABLE CONSIDERATION, THE RECEIPT AND SUFFICIENCY OF WHICH IS ACKNOWLEDGED BY, BETWEEN AND AMONG THE PARTIES, AND THE PARTIES HERETO, WISHING TO BECOME LEGALLY BOUND UNDER THE TERMS OF THIS AGREEMENT, HEREBY AGREE AS FOLLOWS:

         1. FEDERAL hereby agrees to restructure itself into a company with no assets or liabilities and in order to take an advantage of an opportunity in the entertainment business, FEDERAL has agreed to arrange for the retirement of all outstanding stock options or warrants and for the issuance of common stock to compensate all salaries or consulting fees due, up to a maximum of no more than 1,000,000 of common stock to be outstanding after taking into consideration all issued and outstanding shares.

         2. FEDERAL has agreed to sell, assign and transfer all of its assets to AAA. In exchange for AAA unconditionally assuming liability for any and all liabilities of FEDERAL, due and owing by FEDERAL as of December 31, 1998, including but not limited to all notes payable mortgages obligations relating to real property owned by FEDERAL, trading debt, professional fees, State or Federal Taxes, lease payments, royalties and any other obligations relating to prior conduct of business of FEDERAL and/or any other assets investments or liabilities acquired by FEDERAL prior to December 31, 1998 shall be transferred to AAA and FEDERAL shall have no further claims or interest therein.

         3. FEDERAL shall file all financial statements Form 10K and 10Q's due up to and including December 31 1998, such filings shall be concluded no later than January 31, 1999, showing an authorized number of shares of 20 million.

         4. DREAM hereby grants the USA rights to the "Concept" Robin and the Dreamweavers to FEDERAL in exchange for the delivery by FEDERAL of 16,000,000 shares of restricted common stock to DREAM and FEDERAL hereby agrees to deliver upon execution of this Agreement the resignations of all current officers and directors of FEDERAL and the Board resolution confirming the appointment of the directors and officers nominated by DREAM namely Dirk W. Peschar as President, CEO, Secretary and Director.

         5. DREAM hereby agrees to arrange for a non affiliated third party investors to purchase up to 2,000,000 shares of common stock of FEDERAL. FEDERAL hereby agrees to sell up to 2,000,000 shares of restricted common stock for a purchase consideration of Ten Million Dollars ($10,000,000). The shares shall be issued pursuant to a Rule 508 offering and shall be delivered as restricted common stock together with a legal opinion confirming the sale pursuant to an exemption under the 1933 SEC Act. All costs and responsibilities for the 506 Offering and this transaction shall be paid by responsibility and arranged by LaSalle Group Ltd. and the new board of directors will have the responsibility to ensure compliance with all Federal and State Laws applicable to the offering.

         6. Each party shall be liable for its own legal costs which they incur in connection with this Agreement and/or any subsequent Agreements.

         7. All of the parties agree that they have the right to enter into this Agreement and to perform this Agreement without any conflicts of interest, and this Agreement contains the entire agreement of the parties and may not be changed or amended orally.

         8. The parties agree that time is of the essence of this Agreement and that if this Agreement falls to close within five (5) business days following the date of execution of this Agreement, then and in that event, this Agreement shall be null, valid and of not effect, and the parties hereto shall be relieved of any legal liabilities whatsoever concerning the terms of this Agreement.

         9. This Agreement may be executed in multiple counterparts, all of which, when taken together, shall constitute one and the same document. Facsimile signatures shall have the same binding effect as original signatures. All communications required to be given under the terms and conditions of this Agreement shall be sent by Facsimile, with hard copy to follow by commercial delivery service, and addressed to the party entitled to receive such communication at the address set forth in the preamble to this Agreement, unless the party entitled to receive such notice has given the party charged with the sending of such notice, a new mailing address or telefax number. Such communication shall be deemed as received by the receiving party upon an actual delivery receipt from telefax or commercial delivery service.

         10. This Agreement shall be binding upon the parties hereto, their heirs, administrators, legal representatives, trustee or any other parties in privy with the parties, including their agents, servants and employees.

         11. Jurisdiction and venue for purposes of enforcing the terms and conditions of this Agreement shall vest in the courts of Competent Jurisdiction in Las Vegas, Nevada. In the event of any litigation arising under or by virtue of the terms of this agreement or the business transactions between the parties as created by this Agreement, the prevailing party to such litigation, in addition to any other remedies otherwise allowable by law, shall be entitled to an award of reasonable attorneys' fees and costs at all stages of the litigation, including review.

         IN WITNESS WHEREOF, the parties hereto have set their hands and seals as of the day and year first above written.

                            DREAMWEAVERS, N.V.

                            By:      INTERTRUST (ANTILLES) N.V.


                            By:________________________
                                   G. Elias
                                   Managing Director

                            FEDERAL AFFORDABLE HOUSING CORP.


                            By:_____________________________

                            As:_____________________________

                                  AAA HOMES, INC.


                            By:_____________________________

                            As:_____________________________

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